AB 3/10

* KH 3/10

[redacted]

11019397

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2011
Washington, DC
110

SEC FILE NUMBER
8- 15517

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NYLIFE Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

51 Madison Avenue
(No. and Street)

New York	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph O'Neill — 212-576-4574
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/15

OATH OR AFFIRMATION

I, Joseph O'Neill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NYLIFE Securities LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

ANNA EVANGELISTA
Notary Public, State of New York
No. 01EV5069461
Qualified in Queens County
Commission Expires Nov. 25 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Index
December 31, 2010

Page(s)

pwc

Report of Independent Auditors

To the Board of Managers
and Member of
NYLIFE Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of NYLIFE Securities LLC (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As disclosed in Note 5 to the statement of financial condition, the Company has significant transactions with New York Life Insurance Company and its affiliates. Because of these relationships, it is possible that the terms of the transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 25, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

NYLIFE Securities LLC
(An affiliate of New York Life Insurance Company)
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 17,286,769
Receivable from NYLIFE Distributors LLC	1,850,451
Commissions receivable	2,812,626
Fee income receivable	1,060,111
Other receivables	116,414
Prepaid expenses	1,409,973
Fixed assets, net of accumulated depreciation of $5,618,068	362,897
Deferred tax asset	899,407
Total assets	$ 25,798,648
Liabilities and Member's Equity	
Payable to New York Life Insurance Company	$ 6,049,224
Payable to Eagle Strategies LLC	33,742
Accrued commission expense	2,516,310
Federal income taxes payable to New York Life Insurance Company	278,037
Accrued litigation expense	1,060,728
Other accrued liabilities	11,160
Total liabilities	9,949,201
Total member's equity	15,849,447
Total liabilities and members' equity	$ 25,798,648

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

NYLIFE Securities LLC (the "Company"), is a wholly-owned subsidiary of NYLIFE LLC (a wholly-owned subsidiary of New York Life Insurance Company ("NYLIC")). The Company was originally incorporated under the laws of New York in 1969 as NYLIFE Securities Inc., and was converted to a Delaware limited liability company on January 1, 2007. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. The Company also conducts business as a licensed insurance agency.

The Company has entered into a soliciting dealer agreement with NYLIFE Distributors LLC ("Distributors"), a wholly-owned subsidiary of New York Life Investment Management Holdings LLC, whereby the Company charges Distributors commissions for sales of the MainStay Funds by the Company's registered representatives, for which the Company's registered representatives are generally paid commissions.

Under various contractual agreements with unrelated financial institutions, the Company receives commissions from the financial institutions for sales of open-end mutual fund products, for which the Company's registered representatives are generally paid commissions.

The Company receives commissions for acting as introducing broker for clients and uses a non-affiliated clearing broker, National Financial Services LLC ("NFS"), on a fully disclosed basis, to perform trade execution, clearance, settlement and related activities.

Under various contractual agreements with unrelated insurance carriers, the Company receives commissions from the insurance carriers for sales of variable annuity, variable life and group annuity products, for which the Company's registered representatives are generally paid commissions.

The Company, under a service agreement with New York Life Insurance and Annuity Corporation ("NYLIAC"), a wholly-owned subsidiary of NYLIC, charges NYLIAC a fee for sales and supervisory services rendered in connection with variable life and variable annuity sales and in-force business. The Company incurs sales and supervisory expenses related to the offering of these products.

The Company, under a service agreement with Eagle Strategies LLC ("Eagle"), a wholly-owned subsidiary of NYLIFE LLC, bills Eagle for separately identifiable brokerage services, including clearing and custody services, provided to Eagle through the Company's non-affiliated clearing broker in connection with Eagle's investment advisory programs.

Under various contractual agreements with unaffiliated product providers, the Company receives an administrative service fee from the product providers in connection with sales of the product providers' life and annuity, health insurance and disability income products by eligible NYLIC agents. Commissions are paid directly to the agents by the product providers.

2. Summary of Significant Accounting Policies

Basis of Presentation
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Securities transactions are recorded on trade date.

Cash and Cash Equivalents
Short-term investments with original maturities of three months or less are considered cash equivalents. At December 31, 2010, such short term investments carried at fair value on the Statement of Financial Condition totaled $16,719,316. Cash equivalents carried at fair value are discussed in Note 3 - Fair Value Measurement.

Fixed Assets
Fixed assets are recorded at cost and depreciated using the straight-line method over estimated useful lives of three to ten years. Cost of assets sold or retired and the related amounts of accumulated depreciation are eliminated from the accounts in the year of disposal.

Income Taxes
Current income taxes are provided on taxable earnings at the appropriate statutory rate applicable to such earnings. Deferred income taxes are provided for temporary differences between the financial reporting and tax basis of assets and liabilities.

Guarantees
In the normal course of business, the Company enters into contracts that contain a variety of representations, warranties and indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve potential future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

New Accounting Pronouncement
In January 2010, the Financial Accounting Standards Board ("FASB") issued updated guidance that requires new fair value disclosures about significant transfers between Level 1 and 2 measurement categories and separate presentation of purchases, sales, issuances, and settlements within the rollforward of Level 3 activity. Also, this updated fair value guidance clarifies the disclosure requirements about the level of disaggregation of asset classes and valuation techniques and inputs. This new guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of Level 3 activity, which are effective for interim and annual reporting periods beginning after December 15, 2010. The Company adopted the effective portions of this guidance on January 1, 2010. The required disclosures are provided in Note 3 - Fair Value Measurement.

3. Fair Value Measurement

The authoritative guidance related to fair value measurements and disclosures defines fair value and establishes a framework for measuring fair value that includes a three level hierarchy. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

Financial assets and liabilities recorded on the Statement of Financial Condition are categorized into the three levels of the fair value hierarchy based on the inputs to the valuation as follows:

Level 1 - Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2 - Fair value is based on observable inputs, other than level 1 inputs, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions in pricing the asset or liability.

Transfers Between Levels
Transfers between levels may occur due to changes in valuation sources, or changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads. The company's policy is to assume the transfer occurs at the beginning of the period. During the year ended December 31, 2010, there were no transfers between levels.

Determination of Fair Values
The following is a description of the valuation methodologies used to determine fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Cash Equivalents
Cash equivalents carried at fair value include commercial paper and agency securities. Commercial paper and agency securities fair value is based on observable inputs and they are classified as level 2 within the fair value hierarchy.

4. Fixed Assets

Fixed assets are comprised of the following:

	Cost at December 31, 2010	Accumulated depreciation at December 31, 2010	Net book value at December 31, 2010
Computers and communication equipment	$ 877,807	$ (875,101)	$ 2,706
Computer software	972,207	(914,946)	57,261
Furniture and fixtures	1,369,660	(1,269,818)	99,842
Leasehold improvements	2,761,291	(2,558,203)	203,088
	$ 5,980,965	$ (5,618,068)	$ 362,897

5. Related Parties Transactions

Commissions receivable, fee income receivable and accrued commission expense on the Statement of Financial Condition includes $557,312, $80,842 and $1,136,465, respectively, of transactions with Distributors.

The Company is party to a service agreement with NYLIC, whereby NYLIC provides services to the Company. The Company is charged for these services based upon separately identifiable actual costs incurred where NYLIC acts as paymaster on behalf of the Company. The services include personnel, office space, other services, and administrative.

The Company is also charged administrative expenses from NYLIC which are specifically identifiable to the Company or charged by NYLIC principally through analyses of time spent on matters relating to the Company or pursuant to agreed upon formulas. In addition, the Company is being charged with sales and supervisory expenses related to the services rendered in connection with NYLIAC variable life and variable annuity sales, and in-force business.

6. Credit Risk

The Company introduces all of its securities transactions to a clearing broker, NFS, on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a customer's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2010, the Company has recorded no liabilities with regard to this right.

In addition, the Company has the right to pursue collection or performance from the customers who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all customers with which it conducts business.

7. Income Taxes

The Company is a member of an affiliated group which joins in the filing of a consolidated federal income tax return with NYLIC. Estimated payments for taxes are made between the members of the consolidated group during the year. State and local returns are filed separately; minimum taxes are paid to state and local jurisdictions.

At December 31, 2010, the Company has a deferred tax asset of $899,407 attributable to the following temporary differences between the financial reporting and the tax basis of assets:

Deferred Tax Assets	
Accrued expenses	$ 303,726
Depreciation	595,681
Deferred tax asset	$ 899,407

The Company is reimbursed for its deferred tax assets on an annual basis to the extent they are utilized in the group's consolidated tax return through a tax allocation agreement with its parent. Due to this intercompany agreement, a valuation allowance against the Company's other deferred tax assets is not considered necessary because it is more likely than not that those deferred tax assets will be realized.

The Company does not have any federal net operating loss carryforwards as they were fully utilized in the group's consolidated tax return. The Company did not have any uncertain tax positions for the year ended December 31, 2010.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital requirement in accordance with the Alternative Method permitted by the rule. This method requires the maintenance of minimum net capital, as defined, of the greater of 2% of aggregate debit items arising from customer transactions or $250,000. At December 31, 2010, the Company had net capital, as defined under such rules, of $9,643,091 which was $9,393,091 in excess of its required net capital of $250,000.

9. Contingencies

In the normal course of business, the Company has been named a defendant in various legal matters. The Company is also from time to time involved in governmental, administrative, and investigative proceedings and inquiries. Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, the Company believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on the Company's financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on the Company's operating results for a given year.

10. Subsequent Events

As of February 25, 2011 there have been no events occurring subsequent to the close of the Company's books or accounts for the accompanying financial statement that would have a material effect on the financial condition of the Company.

NYLIFE Securities LLC

(An affiliate of New York Life Insurance Company)

Form SIPC-7 Agreed Upon Procedures Report
December 31, 2010

pwc

Report of Independent Accountants

To the Board of Managers
and Member of
NYLIFE Securities

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of NYLIFE Securities for the year ended December 31, 2010, which were agreed to by NYLIFE Securities, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating NYLIFE Securities' compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2010. Management is responsible for NYLIFE Securities' compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 28, 2010 in the amount of $6,182 compared to the check number 0049992908 dated July 28, 2010, and payment dated February 25, 2011 in the amount of $9,950 compared to the check number 0049993206 dated February 25, 2011. We found these amounts to be in agreement.

2. Compared the total revenue amount reported on Focus Line 12/Part IIA Line 9, code 4030 of the audited Form X-17A-5 for the year ended December 31, 2010 to the total revenue amount of $189,564,895 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2010. We found these amounts to be in agreement.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
   a. Compared addition on line 2b.(2), net loss from principal transactions in securities in trading accounts, of $81,171 to the NYLIFE Securities SIPC Assessment Schedule. This amount was compared from the SIPC Assessment Schedule to the amounts in the NYLIFE Securities general ledger and noted no differences.
   b. Compared deduction on line 2c.(1), revenues from the sale of variable annuities and from the business of insurance, of $128,052,655 to the NYLIFE Securities SIPC Assessment Schedule. The amount was compared from the SIPC Assessment Schedule to the amounts in the NYLIFE Securities general ledger and noted no differences.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

c. Compared deduction on line 2c.(1), revenues from the distribution of shares of a registered open end investment company, of $54,719,773 to the NYLIFE Securities SIPC Assessment Schedule. The amount was compared from the SIPC Assessment Schedule to the amounts in the NYLIFE Securities general ledger and noted no differences.
d. Compared deduction on line 2c.(1), revenues from the distribution of shares of a unit investment trust, of $2,245 to the NYLIFE Securities SIPC Assessment Schedule. The amount was compared from the SIPC Assessment Schedule to the amounts in the National Financial Services LLC clearing statement reconciliation and year-to-date summary and noted no differences.
e. Compared deduction on line 2c.(3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $403,076 to the NYLIFE Securities SIPC Assessment Schedule. The amount was compared from the SIPC Assessment Schedule to the amounts in the National Financial Services LLC clearing statement reconciliation and year-to-date summary and noted no differences.
f. Compared deduction on line 9(i), total interest and dividend expense but not in excess of total interest and dividend income, of $15,529 to the NYLIFE Securities SIPC Assessment Schedule. The amount was compared from the SIPC Assessment Schedule to the amounts in the NYLIFE Securities general ledger and noted no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:
   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $6,452,788 and $16,132, respectively of the Form SIPC-7 and noted no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of managers of NYLIFE Securities, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2011

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2010

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

015517 FINRA DEC
NYLIFE SECURITIES LLC 6*6
ATTN JOSEPH O'NEILL
51 MADISON AVE
NEW YORK NY 10010-1603

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Joseph O'Neill (212) 576-4574

2. A. General Assessment (item 2e from page 2)		$ 16,132
B. Less payment made with SIPC-6 filed (exclude interest) July 28, 2010 Date Paid		(6,182)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		9,950
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 9,950
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 9,950	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NYLIFE Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Corporate Vice President
(Title)

Dated the 25th day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning Jan. 1, 2010
and ending Dec. 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 189,564,895
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	81,171
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	81,171
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	182,774,673
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	403,076
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 15,529	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	15,529
Total deductions	183,193,278
2d. SIPC Net Operating Revenues	$ 6,452,788
2e. General Assessment @ .0025	$ 16,132
	(to page 1, line 2.A.)

NYLIFE Securities LLC

(An affiliate of New York Life Insurance Company)

Statement of Financial Condition
December 31, 2010

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